SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

___________

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company)

JOS. A. BANK CLOTHIERS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

___________

Charles D. Frazer

Senior Vice President – General Counsel

500 Hanover Pike

Hampstead, Maryland 21074

(410) 239-5730

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq. Jeremy D. London, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Jim J. Shoemake, Esq. Guilfoil Petzall & Shoemake, L.L.C. 100 South Fourth Street, Suite 500 St. Louis, Missouri 63102 (314) 266-3014

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 17, 2014 (the “Schedule 14D-9”), relating to the tender offer commenced by Java Corp. (the “Offeror”), a Delaware corporation and wholly owned subsidiary of The Men’s Wearhouse, a Texas corporation (“MW”), to acquire all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $57.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

Item 2 is hereby amended to delete the last paragraph thereof in its entirety.

Item 4. The Solicitation or Recommendation

Item 4 is hereby amended and supplemented as set forth below.

The fourth paragraph on page 15 in the section entitled “Reasons for the Recommendation,” under the heading “The Offer significantly undervalues the Company,” is hereby amended and supplemented to add the following text at the end thereof:

“The Board carefully reviewed the Company’s prospects with management and the Company’s financial advisors. The Board believes that the value to stockholders reflected in the Company’s current business operations, derived by applying present value calculations to the Company’s projected stock prices (without including any control premium), is greater than $57.50 per Share. Moreover, taking into account financial analysis provided by the Company's financial advisors, the Board believes that the Offer price of $57.50 per Share does not reflect the value to the Company’s stockholders attributable to the value accretion derived by the combination of the Company and MW.”

The sixth paragraph on page 15 in the section entitled “Reasons for the Recommendation,” under the heading “The Offer is opportunistic, does not reflect the Company’s improving financial performance and results of operations or the Company’s strategy and future prospects,” is hereby amended and supplemented to add the following text at the end thereof:

“In particular, the Company proposes several specific key value creation initiatives, including the improvement of store productivity, the exploitation of internet sales growth opportunities and the continuing exploration of other strategic alternatives.”

The second sentence of the first paragraph on page 17 in the section entitled “Reasons for the Recommendation” is hereby amended to include the word “reasonable” prior to the word “discretion.”

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

Item 5 is hereby amended as set forth below.

The first paragraph of Item 5 is hereby amended to insert the language below after the second sentence thereto:

“The Company has retained Goldman Sachs and Financo as its financial advisors in connection with the Company’s consideration of the Offer and other matters. The Company has agreed to pay Goldman Sachs and Financo for their services, including a transaction fee payable upon consummation of the Offer or certain other transactions. In connection with a sale of the Company to MW, including the Offer (if consummated), the transaction fee would be an amount equal to a percentage of the aggregate consideration paid in such transaction, such percentage to be higher with respect to the portion of the aggregate consideration that exceeds an agreed level. The transaction fee is payable if the Offer is consummated. Based upon the proposed Offer price of $57.50 per Share, the transaction fee that would be payable to each of Goldman Sachs and Financo if the Offer were consummated is currently estimated to be approximately $13.3 million. Additionally, the Company has agreed to pay an engagement fee for advisory services to Financo of $75,000 every six months. The Company has agreed to reimburse Goldman Sachs and Financo for their expenses and indemnify Goldman Sachs and Financo against certain liabilities that may arise out of their engagement.”

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Item 8. Additional Information

Item 8 is hereby amended as set forth below.

The fifth sentence on page 26 in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” is hereby amended and restated to read in its entirety as follows:

“We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise, except to the extent required by applicable law, including the requirements of Rule 14d-9(c) under the Exchange Act and Schedule 14D-9.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JOS. A. BANK CLOTHIERS, INC.

By:	/s/ Charles D. Frazer
Name:	Charles D. Frazer
Title:	Senior Vice President – General Counsel

Dated: January 29, 2014

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